February 25, 2019

James J. McKinney
Senior Vice President and Chief Financial Officer
Kemper Corporation
200 E. Randolph St.
Chicago, Illinois 60601

       Re: Kemper Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 13, 2018
           File No. 001-18298

Dear Mr. McKinney:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance